ANAVEX LIFE SCIENCES CORP.

630 5th Avenue, 20th Floor

New York, NY 10111

August 10, 2022

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance

100 F. Street, N.E. Washington, DC 20549

Attention:              Jeanne Baker

Terence O’Brien

Re:          Anavex Life Sciences Corp.

Form 10-K for Fiscal Year Ended September 30, 2021

Filed November 24, 2021

File No. 001-37606

Dear Ms. Baker and Mr. O’Brien:

Anavex Life Sciences Corp. (the “Company”) is responding to the comment letter dated July 29, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. For your convenience, we have reproduced the Staff’s comment below in bold, followed by the Company’s response.

Form 10-K for Fiscal Year Ended September 30, 2021

Management’s Discussion and Analysis Year Ended September 30, 2021, page 39

1.           Given the importance of your research and development expenses to your operations, please provide disaggregated disclosures by product candidate or by nature of expenses incurred if you do not track these expenses by product candidate. If you do not track expenses separately by product candidate, please disclose this fact.

The Company will provide the disaggregated disclosures by product candidate in its upcoming Form 10-K for the fiscal year ended September 30, 2022. The Company respectfully requests that it be permitted to provide such information prospectively since the Company engaged Grant Thornton as the Company’s independent registered public accounting firm on March 3, 2022 and dismissed BDO USA LLP (“BDO”) on March 1, 2022. BDO was the Company’s independent registered public accounting firm for the Company’s Form 10-K for the fiscal year ended

August 10, 2022

September 30, 2021. Providing such information retroactively would result in significant cost and expense to the Company as the Company would be required to attempt to reengage BDO in connection with providing such information.

If you have any additional questions or comments, please do not hesitate to contact me at 1-844- 689-3939 or sboenisch@anavexcorp.com

Very truly yours,

/s/Sandra Boenisch
Sandra Boenisch
Principal Financial Officer

cc:	Clayton E. Parker, K&L Gates LLP